

Valerie Bendish · 3rd

Founder at Valerie's Farm to Table

Oak Ridge, New Jersey, United States · 500+ connections ·

Contact info

Valerie's

Fairleigh Dickinson University

Providing services
Public Relations, Advertising, and Brand Marketing
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Fifth PRME Northeast Virtual Conference
"Sustainable Development Goals: Transforming...
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VBPR

We provide public relations, photojournalism, and event curation to the arts industry and mindful,...

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1,142 followers


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Valerie commented

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Experience


Founder
Valerie's
Sep 2019 – Present · 1 yr 7 mos
New York City Metropolitan Area

Vegan, Farm to Table company. Coming Soon.

 Valerie's

VBPR

Founder
VBPR
Jan 2018 – Present · 3 yrs 3 mos
Greater New York City Area

Philanthropic Public Relations, Event Planning and Photojournalism agency.

 VBPR

 VBPR (@vbpr__) ·
Instagram photos and...


Publicist and Event Coordinator
The Hip Event
Sep 2011 – Dec 2018 · 7 yrs 4 mos
Greater New York City Area

PR, Social Media Management and Event Coordination

NY|NJ Publicist and Event Coordinator experience:
93 Entertainment: https://www.93entertainmentnj.com/   ...see more


Account Assistant
The Dr. Oz Show

Jan 2015 – Aug 2017 · 2 yrs 8 mos
Greater New York City Area

 **Manager**
Ann Taylor
Aug 2011 – May 2013 · 1 yr 10 mos
Rockaway

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Education

 **Fairleigh Dickinson University**
BA, Communication Major, Advertising Minor
2006 – 2010
Activities and Societies: Delta Phi Epsilon

Volunteer experience

 **Publicist**
KARMA for a cure® by Margaux
Aug 2011 – Present · 9 yrs 8 mos
Civil Rights and Social Action

Volunteer Publicist for charitable start-up fashion company by founder and Creative Director, Margaux Minutolo contributing to the following causes and more:

Animal Welfare
Children in Need
Civil Rights and Social Action
Education
Environment
Politics
Health
Poverty Alleviation

Social Media Marketing · 22
Trish Nguyen and 21 connections have given endorsements for this skill

Public Relations · 19
Endorsed by **Walter Sperr, who is highly skilled at this**

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Accomplishments

3 **Projects** ⌄
Wind-Up Records • The Dr. Oz Show • The New York Jets

Interests

 **Public Relations Professionals**
74,957 members

 **Melinda Gates**
Co-chair of the Bill & Melinda Gates Foundation. F
6,035,861 followers

 **Plant Based World**
187 members

 **Wind-up Records**
1,526 followers

 **Forbes**
15,974,275 followers

 **United Nations**
3,583,877 followers